Exhibit 99.1

For Immediate Release

WEST FRASER ANNOUNCES CLOSURE OF MAXVILLE SAWMILL AND INDEFINITE CURTAILMENT OF

HUTTIG SAWMILL

VANCOUVER, B.C., January 9, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will close its sawmill in Maxville, Florida and indefinitely curtail operations at its sawmill in Huttig, Arkansas by the end of this month. Today’s decision is the result of high fiber costs and soft lumber markets.

The closure of Maxville Sawmill will impact approximately 80 employees, while the indefinite curtailment of Huttig will impact 140 employees. In aggregate this will reduce West Fraser’s U.S. lumber capacity by approximately 270 million board feet. West Fraser expects to mitigate the impact on affected employees by providing work opportunities at other company operations.

High fiber costs at Maxville and the current low-price commodity environment have impaired the ability of both mills to profitably operate. The closure of Maxville and the indefinite curtailment of the Huttig sawmill better aligns our U.S. lumber capacity with demand.

West Fraser anticipates taking restructuring and impairment charges of approximately $50 million in the fourth quarter of 2023 associated with this announcement.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s closure of the Maxville sawmill and indefinite closure of the Huttig sawmill and anticipated timing thereof, expected reduction of lumber capacity, anticipated impairment charge in the fourth quarter of 2023 as well as related workforce impact and our ability to mitigate the impact on affected employees and better align production capacity with demand. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of higher fiber supply costs, the low-price commodity environment and our ability to operate the Maxville and Huttig sawmills profitably and are subject to inherent risks and uncertainties. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the three and nine months ended September 29, 2023, dated October 25, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com